Filed by ITC Holdings Corp. Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp,
Commission File No. 001-32576

ITC and Entergy File for Transaction Approval with

Federal Energy Regulatory Commission

NEW ORLEANS, La., and NOVI, Mich., Sept. 24, 2012 – ITC Holdings Corp. (NYSE: ITC) and Entergy Corporation (NYSE: ETR) filed a joint application today with the Federal Energy Regulatory Commission (FERC) seeking approval for Entergy’s utility operating companies to spin off and merge their electric transmission businesses into a subsidiary of ITC. Upon closing of the transaction, ITC will become one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines spanning 11 states from the Great Lakes to the Gulf Coast.

The transaction provides the opportunity for a leading independent transmission company to continue to expand the grid serving a large area of the mid-South and to deliver growing benefits to customers and communities.

The FERC application seeks approval for Entergy to transfer more than 15,800 miles of interconnected transmission lines at voltages of 69kV and above and the associated substations in Arkansas, Louisiana, Mississippi, Missouri and Texas to ITC. These assets then will be placed under the functional control of the Midwest Independent Transmission System Operator or MISO, a party to today’s filing. Meanwhile, Entergy’s operating companies will continue to own and operate their respective distribution and generation businesses and will provide customer service, billing, outage reporting and restoration services to homes and businesses in the region.

“The spin/merge transaction is designed to create benefits for our customers, our communities and our region,” said Theo Bunting, Entergy’s group president of utility operations. “With an independent transmission company owning the transmission business, we’ll see greater capacity for investment, singular focus and excellence in operations.”

Joe Welch, ITC chairman, president and chief executive officer, highlighted the transaction’s national perspective. “Moving the Entergy transmission businesses into ITC’s independent model supports FERC’s vision of an efficient, inter-regional, high-performance grid—one that delivers diverse, reliable and competitively priced supplies of electricity. When the transaction is complete, ITC will be strategically positioned to participate in transmission planning efforts across the Southeast and Midwest and make the investments needed to continue modernizing our nation’s electric transmission system,” he said. “While ITC has successfully completed several transmission asset acquisitions since its formation in 2003 – along with developing and partnering on transmission projects – the multi-state scope and inter-regional nature of this transaction make it unique. This transaction reaffirms the sustainability and portability of our business model.”

Rationale and Results

The need for more infrastructure investment is among the many challenges confronting the U.S. electric industry. The electric industry, including Entergy’s operating companies, faces growing capital investment requirements to maintain and upgrade infrastructure, meet environmental regulations and serve an energy-intensive economy. The transaction addresses these challenges head-on and produces numerous benefits, including:

Independent model: Customers and other stakeholders will benefit from ITC’s proven independent business model for owning and operating transmission systems. ITC’s independence from all buyers and sellers of electric energy provides the highest level of confidence that improvements to the electric transmission grid are planned for the broadest public benefit.

Singular focus: The transaction results in two companies that are more specialized and focused —ITC on transmission and Entergy on generation and distribution. ITC has a demonstrated capability to operate transmission systems at industry-leading levels of safety and reliability. At the same time, the Entergy operating companies will increase their focus on their respective generation fleets and distribution systems.

Wholesale markets and a regional planning view: The transaction facilitates infrastructure investment and builds upon the benefits of the wholesale market. By structurally separating the transmission business from generation and transmission businesses, the transaction encourages greater participation in the transmission planning process and disclosure of information by third parties – leading to an improved process. Further, the independent model aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, and advances open access initiatives.

Financial strength and flexibility: Once completed, the transaction will yield separate companies with strong balance sheets and greater capability to finance the infrastructure investment requirements of today and in the future. The Entergy operating companies reduce absolute debt levels and improve their cash positions thus increasing their financial strength to manage required investments in generation and distribution. ITC improves access to capital for the transmission business and focuses its financial resources solely on the performance of the transmission system.

Additional Transaction Information and Next Steps

Entergy and ITC initiated the multi-state and federal regulatory process with a joint application filing with the Louisiana Public Service Commission and the New Orleans City Council on Sept. 5 and Sept. 12, respectively. The remaining regulatory filings for the transaction will be completed this year in Arkansas, Mississippi, Missouri and Texas. The companies target a transaction close in 2013 pending receipt of all required regulatory approvals and satisfaction of other closing conditions.

In addition to the miles of transmission lines and acres of substations involved in the transaction, approximately 750 Entergy employees, including key leadership personnel from Entergy’s transmission business, will become employees of ITC. ITC will establish and maintain a regional headquarters in Jackson, Mississippi, where the headquarters of Entergy’s transmission business currently is located. ITC also will have offices and warehouses throughout the service territory to ensure a local presence and timely response to stakeholder and system needs.

Details regarding the transaction are provided in the FERC filing. More information about the transaction can be viewed here on ITC’s website, here on Entergy’s website.

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About Entergy Corporation

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation’s leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $11 billion and approximately 15,000 employees. For more information, please visit Entergy’s website at www.entergy.com.

About ITC Holdings Corp.

ITC Holdings Corp. (NYSE: ITC) is the nation’s largest independent electric transmission company. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, lower the overall cost of delivered energy and allow new generating resources to interconnect to its transmission systems. ITC’s regulated operating subsidiaries include ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains. Through these subsidiaries, ITC owns and operates high-voltage transmission facilities in Michigan,

Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along 15,000 circuit miles of transmission line. Through ITC Grid Development and its subsidiaries, the company also focuses on expansion in areas where significant transmission system improvements are needed. For more information, please visit ITC’s website at www.itc-holdings.com.

ITC Forward Looking Information

This document and the exhibits hereto contain certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Mid South TransCo LLC (Transco) will file registration statements with the SEC registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

Contact:	For Entergy	For ITC

Contact:	Mike Burns (News Media) (504) 576-4352 office mburns@entergy.com	Ann Marie Fortunate (News Media) (313) 567-5040 fortunate@franco.com

	Paula Waters (Investor Relations) (504) 576- 4380 pwater1@entergy.com	Gretchen Holloway (Investor Relations) (248) 946-3595 gholloway@itctransco.com